Exhibit 99.1

VIQ Solutions Adds Managing Director to Advance Service Availability and Strengthen United Kingdom Commitment

Jayne Perry to Drive Growth and Expand Solutions and Services Implementation

[PHOENIX, ARIZONA], January 4, 2022 – VIQ Solutions Inc. (“VIQ”, “VIQ Solutions” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced it appointed Jayne Perry Managing Director, United Kingdom and EMEA.

This strategic hire highlights VIQ's dedication to expanding its capture technology and automated transcription solutions in the region following its recent acquisition of The Transcription Agency, a leading supplier of secure transcription services to clients in private and public sectors throughout the United Kingdom.

Ms. Perry will play a critical role in executing VIQ’s growth strategy and driving its leadership position throughout the United Kingdom. She will focus on accelerating growth by providing localized services to government agencies and expanding the global technology footprint as the international demand for digitization of evidence-based workflows increases. She is responsible for building business relationships, improving operational efficiency, and supporting the integration of The Transcription Agency.

Ms. Perry has more than 20 years’ experience in the court and legal industry, with leadership roles at Auscript and DTI/Epiq and successfully executed strategic plans with organizations throughout the United Kingdom and EMEA. Ms. Perry’s solid business acumen and impressive track record in building operations, developing, and implementing strategies for market development, and sales leadership is key to expanding VIQ differentiated technologies into the region.

“We are thrilled to have Jayne onboard. She brings vast international commercial experience and strong leadership skills to our executive team,” said Susan Sumner, President and Chief Operating Officer, VIQ Solutions. “Jayne’s impressive global industry experience is essential to deliver on our strategy within EMEA, and also our overall commitment to the courts, legal and government sectors globally.”

“I’ve had the privilege of watching VIQ push the boundaries on innovation as the company uses AI technology to transform documentation workflow creating efficiencies and improving accessibility to content for clients across the globe,” said Jayne Perry, Managing Director, United Kingdom and EMEA, VIQ Solutions. “I look forward to applying my experience to accelerate the adoption of technology and services in government agencies across the region to maximize throughput and manage the sharp backlog increase.”

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, Ms. Perry’s roles and responsibilities and the potential benefits she will bring to the Company, as well as the Company’s strategy.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s recent initiatives, and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s base shelf prospectus dated June 10, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.